UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Final Amendment)
Blair Corporation
(Name of Subject Company (issuer))
Blair Corporation (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, without nominal or par value
(Title of Class of Securities)
092828102
(CUSIP Number of Class of Securities)
Daniel R. Blair
Secretary
220 Hickory Street
Warren, Pennsylvania 16366
(814) 723-3600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
John H. Vogel, Esq.
Philip G. Feigen, Esq.
Patton Boggs LLP
2550 M Street, N.W.
Washington, D.C. 20037
(202) 457-6000
Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
184,800,000.00	21,750.96

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 4,400,000 shares of the outstanding common stock, without nominal or par value, at a price per share of $42.00.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $21,750.96
Form or Registration No.: Schedule TO
Filing Party: Blair Corporation
Date Filed: July 20, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

SCHEDULE TO
     This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission (“SEC”) on July 20, 2005 by Blair Corporation, a Delaware corporation (“Blair” or the “Company”), as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO-I/A filed with the SEC on August 8, 2005 and Amendment No. 2 to the Tender Offer Statement on Schedule TO-I/A filed with the SEC on August 15, 2005, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by Blair to purchase up to 4,400,000 shares of common stock, without nominal or par value, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price of $42.00 per share, net to the seller in cash, without interest. Blair’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 2005 and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constituted the offer. This Final Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Exchange Act. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO-I as exhibits (a)(1)(i) and (a)(1)(ii), respectively.
All information in the Offer to Purchase, Amendment No. 1 and Amendment No. 2 is incorporated in this Final Amendment by reference in response to all of the items in Schedule TO-I, except that such information is hereby amended to the extent specifically provided herein.
The Offer to Purchase is amended and supplemented as follows:
1.	In Item 14. Extension of the Tender Offer; Termination; Amendment, on page 43 of the Offer to Purchase, the following paragraph is hereby inserted at the end of Item 14,

“The tender offer expired at 12:00 midnight, Eastern Daylight Time, on Tuesday, August 16, 2005, and was not extended. We have accepted for purchase 4,400,000 shares at $42.00 per share. Due to over-subscription, Blair is purchasing 69.78 percent of each stockholder’s total shares tendered and will return to each stockholder 30.22 percent of those shares tendered.”
On August 23, 2005 Blair issued a press release announcing the final results of the tender offer. A copy of the press release is filed with this Final Amendment as Exhibit (a)(5)(vii) and is incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLAIR CORPORATION

By:	/s/ CRAIG N. JOHNSON

Name:	Craig N. Johnson
Title:	Chairman of the Board of Directors
Date: August 23, 2005

EXHIBIT INDEX

Exhibit No.

(a)(1)(i)	Offer to Purchase dated July 20, 2005*

(a)(1)(ii)	Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(iii)	Notice of Guaranteed Delivery*

(a)(1)(iv)	Notice of Instructions (Options)*

(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 20, 2005*

(a)(5)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 20, 2005*

(a)(5)(iii)	Letter to Stockholders dated July 20, 2005*

(a)(5)(iv)	Summary of Advertisement*

(a)(5)(v)	Employee FAQ*

(a)(5)(vi)	Press Release dated July 20, 2005*

(a)(5)(vii)	Press Release dated August 23, 2005

(b)(i)	Amendment Agreement dated as of July 15, 2005, which amends the Receivables Purchase Agreement*

(b)(ii)	Amended and Restated Credit Agreement dated as of July 15, 2005*

(c)	None

(d)(i)	“Standstill” Agreement between Blair Corporation and Loeb Arbitrage Fund and its affiliates dated May 24, 2005 (1)

(d)(ii)	“Standstill” Agreement between Blair Corporation and Mr. Phillip Goldstein and Mr. Andrew Dakos dated May 24, 2005 (2)

(d)(iii)	“Standstill” Agreement between Blair Corporation and Mr. Lawrence Goldstein, Santa Monica Partners Opportunity Fund L.P. and its affiliates dated May 25, 2005 (3)

(d)(iv)	Change in Control Severance Agreement between Blair Corporation and Mr. Randall A. Scalise (4)

(d)(v)	Change in Control Severance Agreement between Blair Corporation and Mr. Robert D. Crowley (5)

(d)(vi)	Change in Control Severance Agreement between Blair Corporation and Mr. Bryan J. Flanagan (5)

(d)(vii)	Change in Control Severance Agreement between Blair Corporation and Mr. John E. Zawacki (5)

(e)	None

(f)	None

(g)	None

(h)	None

*	Previously filed.

(1)	Incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on May 27, 2005.

(2)	Incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on May 27, 2005.

(3)	Incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on May 27, 2005.

(4)	Incorporated by reference to Exhibit 10.6 of the Company’s Form 10-Q (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on November 9, 2004.

(5)	Incorporated by reference to Exhibit 10.7 of the Company’s Form 10-Q (SEC File No. 001-00878)), as filed with the Securities and Exchange Commission on November 9, 2004.